Filed by KNBT Bancorp, Inc.
(Commission File No. 0-50426)
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: KNBT Bancorp, Inc.
(Commission File No. 0-50426)

KNBT/National Penn Merger

Announcement: National Penn Bancshares and KNBT Bancorp Agree to Merge, Creating Pennsylvania’s 5th Largest Bank Holding Company

Employee Q&A

1. Who is National Penn Bank?
National Penn Bancshares, Inc. is a $5.62 billion asset financial services company operating 81 offices in Pennsylvania through National Penn Bank and its FirstService Bank, HomeTowne Heritage Bank, Nittany Bank, and Peoples Bank of Oxford divisions. The Peoples Bank of Oxford division also operates one community office in Cecil County, Maryland.

National Penn's financial services affiliates consist of National Penn Investors Trust Company; National Penn Capital Advisors, Inc.; Vantage Investment Advisors, LLC; National Penn Insurance Agency, Inc.; and National Penn Leasing Company.

National Penn has over 1300 employees, and is located in 11 counties through out Pennsylvania, Maryland and Delaware.

2. What will the Bank be called?
The KNBT and Keystone Nazareth Bank & Trust names will be retained in the six counties where KNBT currently operates.  KNBT will ultimately operate as a division of National Penn Bank.

3. Where will the Bank headquarters be located?
The headquarters will be located in Boyertown.

4. You said certain operational and functional areas would be retained or centralized in the Lehigh Valley. What do you mean?
A cross functional merger integration team will be developed to address these types of issues, to provide the best solutions to meet our customer needs.

5. When is the merger expected to close?
Anticipated to be in first quarter 2008.

6. What is the advantage of this strategic merger?
The merger of our two companies will create a new force in financial services in Pennsylvania and the greater mid-Atlantic region.  We will achieve a critical size that will enable us to offer new services, such as capital markets.  We will also have the depth and infrastructure found only in much larger financial corporations.  Some of the specific attributes of this merger are:

•
Our combined organization will not only continue to have #1 market share in Northampton County, and #2 market share in Lehigh County, but will now also have a strong presence throughout the southern and western part of our market.

•	Our companies both emphasize customer service, local decision-making, and relationship-building, so we see a smooth integration of our cultures.

7. How many combined community offices will we have when the acquisition is completed? (including Christiana and KNBT)
Approximately 135.

8. What will happen to KNBT and National Penn branch offices?
As part of the merger process, we will be reviewing market overlaps.  Any branch consolidation or closure decisions will be communicated as quickly as decisions are made.

9.	Will there be any changes to branch hours?
We continue to review the best operating hours to meet all of our customer needs.

10. How many KNBT board members will join National Penn?
The new National Penn board will consist of 15 members, 10 from National Penn and five from KNBT.

11. We currently have 12 corporate board members.  What will happen to the other seven?
In a strategic combination such as this, some current board members in both organizations will relinquish their positions on a combined board.  Some of these directors will be asked to help the new National Penn in other ways that will keep them involved with our combined organization.

12. How is this merger different from the previous transactions KNBT has done?
In addition to being the largest, this merger will literally transform both of our organizations.  In previous mergers we added the capabilities and markets of other institutions.  With the National Penn/KNBT alliance, our goal is to create a new company.  We will do this by reviewing each area of our companies to determine the best and most profitable way to do business.  The result will be a more customer-focused and capable organization with stronger growth prospects than each of our individual companies.

13. What systems will be converted?
A cross functional merger integration team will be developed to address these types of issues, to provide the best solutions to meet our customer needs.

14. What will NPBC’s ranking be in the state after the merger?
At a combined $8.5 billion, we will be the fifth largest banking company headquartered in the state after PNC, Sovereign, Fulton and Susquehanna.

15.  How will information about the integration process be communicated?
We will use in person meetings, the Intranet and other tools to communicate progress as we proceed through the merger.

16.	Will the commitment to our local communities continue?
The Keystone Nazareth Charitable Foundation will remain unchanged, and will continue to support our communities.

HR Questions:

1. How many people from both companies will be downsized?
It is difficult to predict the number of redundant positions that will be identified in the combined organization, but clearly, that will be carefully examined.  By drawing on the best talents of both organizations, we will build an extremely competent team that can offer world class service and compete with any major financial institution.

2. Will my benefits change?
The employee benefits programs of both organizations will be studied and a standard program will be created that will effectively reward, attract and retain talented employees.

3. Can I expect a higher salary now that the company is significantly larger?
Not necessarily, but National Penn will continue to study the compensation levels of all positions and pay competitive salaries throughout the organization.

4.	Will employee titles change?
We will be reviewing titles as part of the effort to standardize terminology within the organization.

5. Will jobs be posted across the 2 companies?
Yes, after the merger.

6. Will I need to learn new products or services as a result of the merger?
This merger will transform our organizations, so we expect that we will make positive changes to the way we do business.  We can all expect change to occur and need be supportive of these changes for the benefit of our customers, our fellow employees, and ourselves.

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Cautionary Statement Regarding Forward-Looking Information:

This communication contains forward-looking information about National Penn Bancshares, Inc., KNBT Bancorp, Inc. and the combined operations of National Penn Bancshares, Inc. and KNBT Bancorp, Inc. after the completion of the transactions described that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should,'' "project," "plan,'' "seek," "intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. National Penn Bancshares and KNBT Bancorp caution readers not to place undue reliance on these statements.

National Penn Bancshares’ and KNBT Bancorp’s businesses and operations, as well as their combined business and operations following the completion of the transactions described in this communication, are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following:  ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in each of National Penn Bancshares’ and KNBT Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.  See “Additional Information About This Transaction” below. Neither National Penn Bancshares nor KNBT Bancorp makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About This Transaction:

National Penn Bancshares intends to file a registration statement on Form S-4 in connection with the transaction, and National Penn Bancshares and KNBT Bancorp intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about National Penn Bancshares, KNBT Bancorp and the transaction. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn Bancshares, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or KNBT Bancorp, by directing the request to either of the following persons:

Ms. Sandra L. Spayd Corporate Secretary National Penn Bancshares, Inc. Philadelphia and Reading Avenues Boyertown, PA 19512 (610) 369-6202	Mr. Eugene Sobol Senior Executive Vice President and Chief Financial Officer KNBT Bancorp, Inc. 90 Highland Avenue Bethlehem, PA 18017 (610) 807-5888

National Penn Bancshares, KNBT Bancorp and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn Bancshares and KNBT Bancorp in favor of the transaction. Information regarding the interests of the executive officers and directors of National Penn Bancshares and KNBT Bancorp in the transaction will be included in the joint proxy statement/prospectus.